SUBLICENSE AGREEMENT

This Sublicense Agreement (the “Sublicense Agreement”), dated as of ______________, _____, is made by and among _________________________ (the “Sublicensee”), S-Network Global Indexes, Inc., a New York corporation, having an office at 267 Fifth Avenue, Suite 508, New York, NY 10016 (“SNGI”), and Licensee (“Licensee” or “Sublicensor”).

W I T N E S S E T H :

            WHEREAS, pursuant to that certain Index License Agreement, dated as of ________________, _____, by and between SNGI and Licensee (“License Agreement”), SNGI has granted Licensee a license to use Indexes and certain related intellectual property rights, including without limitation certain copyright, trademark and trade secret rights, of SNGI (as further described in the License Agreement, the “Intellectual Property”) in connection with the issuance, sale, marketing and/or promotion of certain financial products (as further defined in the License Agreement, the “Products”) or Index(es);

WHEREAS, Sublicensee wishes to issue, sell, market and/or promote the Products, the Composite, or the Index(es), and to use and refer to the Intellectual Property in connection therewith; and

WHEREAS, all capitalized terms used herein shall have the meanings assigned to them in the License Agreement unless otherwise defined herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.         License.  Sublicensor hereby grants to Sublicensee a non-exclusive and non-transferable sublicense to use the Indexes and Intellectual Property in connection with the issuance, distribution, marketing and/or promotion of the Products, the Composite, or the Index(es), (as modified by Appendix A hereto, if applicable).

2.         The Sublicensee acknowledges that it has received and read a copy of the License Agreement (excluding the Schedule setting forth the license fees) and agrees to be bound by all the provisions thereof, including, without limitation, those provisions imposing any obligations on Licensee.

3.         Sublicensee agrees that its obligations under the License Agreement pursuant to Section 2 of this Sublicense Agreement are as a principal with direct privity between Sublicensee and SNGI and shall be unaffected by any defense or claim that Licensee may have against SNGI.

4.         It is the intent of the parties that the substantive law of the State of New York govern this Agreement and not the law of any other jurisdiction incorporated through choice of law or conflicts of law principles.  Each party agrees that any legal action, proceeding, controversy or claim between the parties arising out of or relating to this Agreement may be brought and prosecuted only in the United States District Court for the Southern District of New York or in the Supreme Court in and for the County of New York, and by execution of this Agreement each party hereto submits to the exclusive jurisdiction of such court and waives any objection it might have based upon improper venue or inconvenient forum.

IN WITNESS WHEREOF, the parties hereto have executed this Sublicense Agreement as of the date first set forth above.

SUBLICENSEE

By:
Title:

LICENSEE

By:
Title:

S-NETWORK GLOBAL INDEXES, INC.

By:
Title: